City Holding Company Electronic EDGAR Proof

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Form Type: **8-K**

Reporting Period / Event Date: **09/16/08**

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Revision Number: **-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
September 16, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On September 16, 2008, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company"), made presentations regarding the Company's financial performance to analysts and investors at the RBC Capital Markets Financial Institutions Conference 2008 held in Boston, MA.

Copies of the slides used in his presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>September 16, 2008</u>   **City Holding Company**

By: <u>/s/ David L. Bumgarner</u>
    David L. Bumgarner
    Chief Financial Officer



Investor Presentation
September 2008

Forward Looking Statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates or decreased prepayments on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on this assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty in retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- **Total Assets at June 30, 2008** $2.5 bil
- **Net Income in 2007** $51 mil
- **Branches** 69
- **FTE** 817
- **Market Cap** $700 mil
- **Institutional Ownership** 59%
- **Avg Daily Volume** $4.8 mil

Key Markets


8% Market Share in Morgan, Berkeley & Jefferson Co. WV
$1.9 Billion
1st & 9% Market Share in Huntington WV/Ashland KY MSA
$3.7 Billion
2nd & 12% Market Share in WV's largest market; $4.7B
1st & 27% Market Share
$1.7 Billion
Ohio
West Virginia
Berkeley Springs
Martinsburg
Inwood
Charles Town
Clarksburg
Point Pleasant
Ripley
Chesapeake, OH
Milton
Cross Lanes
Teays Valley
Huntington
Charleston State Capitol
Montgomery
Marlinton
Beckley
Lewisburg
Hinton
70
79
68
77
81
64
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

Interest Rate Risk:

CHCO believes that it is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase of Decrease in Net Income between 1-12 months
+200 Bp	-0.1%
+100 Bp	-0.3%
-100 Bp	+0.5%

Data: June 30, 2008

CHCO experienced Asset Quality Deterioration in 2nd Q 2007
NPA's to Loans & OREO



Largest Non-performing Assets at 6/30/08

- **Loan #1**   **$9 mil**   **Homes at Greenbrier Resort**
  4 spec homes and 3 lots; Borrower experiencing cash flow problems but current under terms of agreement. Collateral & Guarantee dependent.

- **Loan #2**   **$2.8 mil**   **Home at Greenbrier (OREO)**
  Property under contract.

- **Loan #3**   **$1.9 mil**   **Raw Land Development (OREO)**

- **Loan #4**   **$1.9 mil**   **Bankrupt Developer**
  Collateral includes 4 finished homes & 1 unfinished home. 2 are under contract.

- **Loan #5**   **$0.8 mil**   **Commercial Real Estate in Ohio**
  Owner-occupied bldg. Listed for sale. Appraisal @ $1.6MM.

- **Loan #6**   **$0.6 mil**   **Rental Res. Real Estate**
  City took properties in lieu of foreclosure. Properties listed for sale.

- **Loan #7**   **$0.4 mil**   **Apartment Complex in Ohio**
  Listed for sale. Appraised over $500,000.

Past-Due Loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets

	12/31/05	12/31/06	12/30/07	6/30/08
Residential	1.14%	0.76%	0.91%	0.90%
Home Equity	0.37%	0.34%	0.63%	0.35%
Consumer	2.32%	0.99%	0.86%	0.69%
CMRE	0.11%	0.03%	0.26%	0.15%
C&I	0.12%	1.47%	0.02%	0.22%



Asset Quality Trends:
Provision expense preceded charge-offs

Investment Portfolio: A source of earnings for CHCO given strong liquidity and capital

	Book Value 6/30/08	Market Value	T/E Yield 6/30/08	WAM/WAL
Treasury	$0	$0	0%	
Agency Debt	$0	$0	0%	
Municipals	$ 43.1 MM	$43.1 MM	5.88 %	10.1 yr
MBS	$228.6	$226.5	4.86 %	3.7 yr
Single Issuer Bank Trust Pfd	$ 85.0	$ 77.9	7.88 %	35.26yr
Pool Bank Trust Pfd (10 issues)	$ 22.3	$ 18.4	6.77%	19.94%
Income Notes (4 issues)	$ 2.0	$ 2.3	11.48 %	25.2 yr
Agency Pfds	$ 22.7	$ 21.1	10.80 %	N/A
Corp. Equities	$ 5.5	$ 4.8	5.42 %	N/A
Corp. Debt & BHC Pfds	$ 24.6	$ 24.3	8.42 %	17.1 yr